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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        82-

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Years Ended January 31, 2006, 2005 and 2004

and Auditors’ Report

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Rimfire Minerals Corporation and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate include management’s best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the consolidated financial statements.

Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Board of Directors appoints the Audit Committee, and the majority of its members are independent directors. The Audit Committee meets periodically with management and the shareholders’ auditors to review financial statements and reports prepared by management, internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.

Hay and Watson, an independent firm of Registered Chartered Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion.

“David A. Caulfield”

“Dorothy Miller”

David A. Caulfield, P.Geo

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

Hay & Watson CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation as at January 31, 2006 and 2005 and the consolidated statements of operations, of changes in shareholders’ equity, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2006 (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of United States generally accepted accounting principles on the net loss for each year and total assets and shareholders’ equity at the end of each year in these consolidated financial statements is summarized in Note 10 to the consolidated financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2006

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the consolidated financial statements. Our report to the shareholders dated March 31, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2006

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9 ●   Tel: (604) 732-1466 Fax: (604) 732-3133

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations
Years Ended January 31
(Expressed in Canadian Dollars)

	2006	2005	2004

Mineral Property Operations
Revenue
Option proceeds	$163,500	$358,630	$191,792
Project management fees	36,277	55,708	31,834
	199,777	414,338	223,626
Expenses
Acquisition costs	202,167	217,385	98,200
Exploration expenditures	1,116,172	1,105,733	320,743
Reclamation obligations	-	35,363	-
Joint venture reimbursements	(33,988)	(145,641)	-
Exploration tax credits	(18,736)	(122,227)	(62,131)
	1,265,615	1,090,613	356,812
Loss from mineral property operations	1,065,838	676,275	133,186

Other Operations
Revenue
Interest	68,672	69,715	24,078
Other	7,900	3,274	323
	76,572	72,989	24,401
Expenses
Accounting and legal	40,934	27,389	21,535
Depreciation	33,980	17,344	7,761
Foreign exchange losses	8,196	4,713	32,028
Investor services	36,478	63,471	43,121
Management services	116,804	92,820	71,767
Marketing and promotion	77,234	84,316	63,067
Office	78,959	98,950	43,099
Rent	63,832	39,172	36,582
Salaries and support services	255,550	163,503	85,152
Share-based compensation	206,689	292,149	411,208
Travel and entertainment	48,920	44,386	32,142
	967,576	928,213	847,462
Loss from other operations	891,004	855,224	823,061

Loss Before Marketable Securities Transactions	1,956,842	1,531,499	956,247

(Loss) Gain on Sale of Marketable Securities	(49,264)	35,819	54,842

Loss before Income Taxes	2,006,106	1,495,680	901,405

Future Income Tax Recovery (Note 8)	182,500	-	-

Net Loss	$1,823,606	$1,495,680	$901,405

Basic and Diluted Loss Per Share	$0.10	$0.09	$0.07

Weighted average number of shares outstanding	18,656,974	17,231,840	13,383,727

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
January 31
(Expressed in Canadian Dollars)

		2006	2005
ASSETS
Current
Cash		$2,836,027	$2,724,083
Marketable securities (Note 3)		88,370	139,870
Accounts receivable		64,635	193,726
Prepaid expenses		16,192	6,885
		3,005,224	3,064,564

Office and Computer Equipment, less accumulated
depreciation of $70,282 (2005- $47,076)		61,564	44,061
Project Deposits (Note 4)		28,700	44,400
Mineral Property Interests (Note 5)		-	-

		$3,095,488	$3,153,025

LIABILITIES
Current
Accounts payable and accruals		$62,733	$88,811
Payable to related party (Note 7)		36,846	33,368
Joint venture project deposits		-	97,806
		99,579	219,985

Mineral Property Reclamation Obligation (Note 11)		35,363	35,363
		134,942	255,348

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		9,358,013	7,467,987
Contributed Surplus (Notes 2 and 6 )		922,976	926,527
Deficit		(7,320,443)	(5,496,837)
		2,960,546	2,897,677

		$3,095,488	$3,153,025

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

	2006	2005	2004
Cash Flows Used for Operating Activities
Mineral property interests
Acquisition costs	$(175,818)	$(208,635)	$(80,700)
Exploration costs (net of reimbursements)	(1,144,890)	(942,221)	(320,743)
Exploration tax credits and grants	122,229	62,157	18,745
Joint venture project deposits	(97,806)	97,806	-
Project management revenue	36,293	58,061	31,834
Reclamation deposits	15,700	(24,200)	(7,100)
Mineral property interest option proceeds	150,000	295,130	117,792
Other operations
Cash paid for supplies and services	(688,520)	(597,035)	(367,721)
Advances from related party	3,478	658	8,651
Interest and other revenue received	64,739	68,089	37,003

	(1,714,595)	(1,190,190)	(562,239)

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	15,736	66,958	62,242
Purchase of office and computer equipment	(51,483)	(37,442)	(13,649)

	(35,747)	29,516	48,593

Cash Flows From Financing Activities
Common shares issued for cash	1,895,029	3,208,200	516,500
Share issue costs	(32,743)	(241,357)	(982)

	1,862,286	2,966,843	515,518

Increase in Cash	111,944	1,806,169	1,872
Cash, Beginning of Year	2,724,083	917,914	916,042

Cash, End of Year	$2,836,027	$2,724,083	$917,914

Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	$-	$(8,750)	$(17,500)
Shares issued for acquisition of
mineral property interests	-	8,750	17,500
Marketable securities received	(13,500)	(63,500)	(74,000)
Mineral property interest option proceeds	13,500	63,500	74,000
Share-based compensation expense	206,689	292,149	424,008
Contributed surplus	(3,551)	257,239	411,208

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended January 31
(Expressed in Canadian Dollars)

	2006	2005	2004
Common Shares (Note 6)
Balance, beginning of year	$7,467,987	$4,447,484	$3,914,466
Issued for
Cash - private placement		2,659,200	-
Cash - private placement (flow-through shares)	500,000	-	-
Cash – Exercise of share purchase warrants	1,245,029	506,500	509,500
Cash – exercise of share purchase options	150,000	42,500	4,700
Mineral properties	-	8,750	7,000
Membership fee	-	10,000	-
Transfer from contributed surplus on the exercise of vested share purchase options	210,240	34,910	12,800
Future income taxes related to flow-through share issue	(182,500)	-	-
Share issue costs	(32,743)	(241,357)	(982)

Balance, end of year	9,358,013	7,467,987	4,447,484

Contributed Surplus
Balance, beginning of year	926,527	669,288	258,080
Share-based compensation	206,689	292,149	424,008
Transfer to common shares on exercise of share purchase vested options	(210,240)	(34,910)	(12,800)

Balance, end of year	922,976	926,527	669,288

Deficit
Balance, beginning of year	5,496,837	4,001,157	3,099,752
Net Loss for the year	1,823,606	1,495,680	901,405

Balance, end of year	7,320,443	5,496,837	4,001,157

Shareholders’ Equity	$2,960,546	$2,897,677	$1,115,615

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

	Canada							Alaska	Nevada
	Jake	Kizmet	RDN	Thorn	Tide	Williams	Other			Total
Cumulative net expenditures, January 31, 2003	$ -	$ -	$798,180	$321,741	$35,831	$177,406	$318,361	$18,506	$ -	$ 1,670,025

Acquisition Costs	-	22,830	-	30,957	2,369	21,250	3,531	17,263	-	98,200
Exploration Expenditures	-	10,975	7,410	11,853	802	3,644	237,374	48,685	-	320,743
Exploration Tax Credits	-	-	(1,889)	-	-	-	(60,242)	-	-	(62,131)
Option Proceeds	-	-	-	(41,000)	(61,000)	(50,000)	-	(39,792)	-	(191,792)

Net expenditures, year ended January 31, 2004	-	33,805	5,521	1,810	(57,829)	(25,106)	180,663	26,156	-	165,020

Acquisition Costs	-	5,242	-	150,000	1,842	28,750	4,496	24,152	2,903	217,385
Exploration Expenditures	-	176,517	5,425	450,461	17,677	6,255	367,430	56,227	25,741	1,105,733
Exploration Tax Credits	-	(30,243)	(552)	(87,818)	(2,751)	(350)	(513)	-	-	(122,227)
Joint Venture Reimbursements	-	-	-	-	(1,427)	-	(144,214)	-	-	(145,641)
Reclamation Obligations	-	-	17,102	11,082	3,179	4,000	-	-	-	35,363
Option Proceeds	-	-	(25,000)	(182,000)	(56,500)	-	-	(95,130)	-	(358,630)

Net expenditures, year ended January 31, 2005	-	151,516	(3,025)	341,725	(37,980)	38,655	227,199	(14,751)	28,644	731,983

Acquisition Costs	14,256	7,806	31,342	15,665	-	5,000	10,083	104,692	13,323	202,167
Exploration Expenditures	21,802	11,612	5,760	417,703	8,913	208,843	64,806	194,786	181,947	1,116,172
Exploration Tax Credits	(263)	(717)	(106)	(2,889)	(997)	(13,762)	(2)	-	-	(18,736)
Joint Venture Reimbursements	-	(560)	(18,042)	(5,465)	(364)	-	(9,557)	-	-	(33,988)
Option Proceeds	-	(75,000)	(40,000)	-	(48,500)	-	-	-	-	(163,500)

Net expenditures, year ended January 31, 2006	35,795	(56,859)	(21,046)	425,014	(40,948)	200,081	65,330	299,478	195,270	1,102,115

Cumulative net expenditures, January 31, 2006	35,795	128,462	779,630	1,090,290	(100,926)	391,036	791,553	329,389	223,914	3,669,143
Less write-downs and abandonments	-	-	-	-	(1,719)	-	(563,922)	(6,290)	-	(571,931)

Net cumulative expenditures on active mineral properties charged to operations, January 31, 2006	$ 35,795	$ 128,462	$ 779,630	$ 1,090,290	$(102,645)	$ 391,036	$ 227,631	$ 323,099	$ 223,914	$ 3,097,212

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements. These consolidated financial statements include the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada.

These consolidated financial statements include the accounts of the Company and its wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. and Rimfire Nevada Ltd. (individually and collectively the “Company”).

Marketable Securities

Marketable securities are recorded at acquisition cost and are written down to market value when declines in value are significant and other than temporary.

Office and Computer Equipment

Office and computer equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment (prior to March 23, 2004)	30%
Computer equipment (after March 23, 2004)	45%
Office equipment and furniture	20%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 5.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to operations. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Mineral Property Reclamation Obligations

The company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses.  When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized for that property.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 6. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 6) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the accounting for share-based compensation of employees and non-employees during the 2004 fiscal year. These recommendations established the standards described in Notes 1 and 6 for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. The Company accounted for these recommendations on a retroactive basis, and accordingly increased the deficit and contributed surplus by $255,520 at January 31, 2003. This change also resulted in an increase in the net loss for the years ended January 31, 2006, 2005 and 2004 by $206,689 ($.01 per share), $292,149 ($.02 per share) and $411,208 ($.03 per share), respectively.

3.

MARKETABLE SECURITIES

The fair market value of the marketable securities on January 31, 2006 was approximately $182,468 (2005 - $271,405).

4.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased.

5.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the years ended January 31 were:

	2006	2005	2004
Acquisition Costs	$ 202,167	$217,385	$98,200
Exploration Costs
Aircraft and helicopter	171,480	261,871	39,204
Camp	72,522	58,846	15,177
Chemical analysis	38,751	52,832	25,033
Drafting	11,937	13,148	8,981
Drilling and trenching	49,763	87,046	-
Equipment rental	15,741	16,228	4,975
Freight	11,350	12,341	722
Geological and engineering	319,943	354,662	142,869
Geophysical surveying	68,922	-	-
Maps and reproductions	13,421	17,341	5,529
Materials	24,346	30,249	2,501
Project management	73,452	97,443	26,607
Recording and filing	216,415	67,720	36,389
Travel	28,129	36,006	12,756

	1,116,172	1,105,733	320,743
Exploration tax credits and grants	(18,736)	(122,227)	(62,131)
Joint venture reimbursements	(33,988)	(145,641)	-
Reclamation obligation	-	35,363	-

	1,063,448	873,228	258,612

Option Proceeds	(163,500)	(358,630)	(191,792)

Net Expenditures For the Year	1,102,115	731,983	165,020

Cumulative Net Expenditures, Beginning of Year	2,567,028	1,835,045	1,670,025

Cumulative Net Expenditures, End of Year	3,669,143	2,567,028	1,835,045

Property Write-downs and Abandonments	(571,931)	(302,917)	(193,421)

Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 3,097,212	$2,264,111	$1,641,624

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

The Company’s commitments to earn or acquire its mineral property interests are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company has earned its interest by making staged payments totalling $230,000, completing exploration expenditures of $50,000 and issuing a total of 200,000 common shares. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return (“NSR”) for $3,000,000.

On March 1, 2002, the Company granted CANGOLD Limited (“CANGOLD”) an option to earn a 51% interest in the Thorn property on completion of exploration expenditures of $1.2 million, cash payments totalling $190,000 and issuing 250,000 shares of CANGOLD to the Company. In September 2004, CANGOLD completed these requirements. The Company and CANGOLD have entered into a joint venture agreement for further development of the property. CANGOLD is currently operator for the project.

RDN Property, British Columbia

On July 31, 1997, the Company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for $150,000 and acquired the remaining two-thirds interest, subject to a 1.34% net smelter return, by completing exploration expenditures and share issue requirements. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005)

•

not less than an aggregate of $5,000,000 on or before December 31, 2007
(as revised November 19, 2004)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received subsequent to year-end)

•

$75,000 on or before March 1, 2007

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

Williams Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and half of the net smelter return pursuant to another agreement by issuing 75,000 common shares. The Company earned the remaining 50% interest by making cash payments totalling $57,500 and issuing 125,000 common shares. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the Company decides to assign, transfer or dispose of its interest to a third party, and a 1.5% NSR in the event the property becomes commercially feasible to mine.

In October 2002, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration for an extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Company. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company. Serengeti has assumed all of the obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004 -received)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

75,000 common shares or $35,000 on or before July 24, 2004 (received)

•

75,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) (received)

•

75,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004)

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005 (completed)

•

an additional $600,000 on or before December 31, 2006

The Company is the operator for the exploration programs until Serengeti’s interest has vested. In November 2004 two additional claims (the Wave claims) were staked which were jointly explored with the Tide property but do not form part of the property agreement. In November 2005, the Wave claims were permitted to lapse.

Kizmet Property, British Columbia

The Company acquired the Kizmet (formerly Sutlahine) Property by staking 52 claims between April 2003 and January 2005. The Company signed a joint venture agreement with Barrick Gold Corporation (“Barrick”), effective February 26, 2005, to explore the Kizmet claims. Barrick contributed 170 claims to the joint venture and paid the Company $75,000 Canadian. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares.

Barrick can increase its interest in the property to an aggregate 80% upon completion of the following:

•

to 65% upon completion of aggregate exploration expenditures of $1,200,000 (USD) over a period of three years from the date of the formal agreement;

•

to 75% upon funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and

•

at the Company’s election, to 80% upon assisting the Company with project financing.

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for US$2 million. The Company is to make cash payments of:

•

US$10,000 upon signing (paid)

•

US $20,000 on or before October 29, 2006

•

US $25,000 on or before October 29, 2007

•

US $30,000 on or before each of the third through ninth anniversary dates (US $210,000)

•

US $35,000 on or before October 29, 2015

The Company is to complete exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

The Company staked an additional 36,033 hectares surrounding the original claim.

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. These claims have been converted to 2 claims totalling 1,823 hectares. The Company conducted a sampling and mapping program during August 2002 to fulfil the assessment work requirement to keep these claims in good standing until April 2007.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the Company acquired a 100% interest in the ER property.

On January 30, 2002 the Company signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold could earn a 50% interest in the ER-Ogo-Fire property. A December 17, 2003 amendment included the Jazz claims (staked by the Company) and the Zappa claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for $2,000.000 (US Dollars).

Eagle Property, Alaska

On January 30, 2002 the Company signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold can earn a 50% interest in the Eagle property. A December 17, 2003 amendment included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for $1,000.000 (US). In January 2006, the Company staked 362 claims near the Eagle property.

California-Surf properties, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties.

In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 of exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 of exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

The Company staked claims adjacent to the current project and the California-Surf group now includes 883 claims covering 98,080 acres.

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Company has committed to making $300,000 USD in exploration expenditures within the project area during the term of the two year agreement. The Company may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On the Company’s acquisition of any property interest, Newmont will be granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon the Company’s expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration expenditures to earn its 50% interest.

In September 2005 the Company staked 65 claims totalling 1,300 acres in one project area. In February 2006, 71 claims totalling 1,404 acres were added to the group.

Northgate Exploration Alliance

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties. The initial phase will consist of data compilation with each company contributing up to $20,000. The second phase of field examination will be funded by contributions of $130,000 from each company. Upon acquisition of a property, Northgate shall have an option to earn 60% of the acquired property by making the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company will be operator during the compilation and field examination phases of the project.

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended on October 28, 1999 and October 11, 2000, the Company has earned a 51% interest in the claims. The exploration expenditures required to earn an 85% interest were not completed. Boliden’s interest in the property has been sold to Breakwater Resources Ltd. (“Breakwater”). The Company and Breakwater intend to enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to an NSR of 2%.

Simpson Property, Yukon

In January and April 2003, the Company acquired the Simpson Property by staking 38 claims in the Watson Lake Mining District. Thirty of these claims were allowed to lapse in December 2005. The remaining eight claims have expiry dates of December 2008. Four additional claims, comprising the Simpson Extension, were staked in August 2003. These four additional claims have been allowed to lapse.

Wernecke Breccias, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

To complete the acquisition, $2 million in exploration expenditures must be spent within four years.  Newmont and NVI retain a total 2% NSR and a right of first refusal, which terminates after completion of the exploration expenditures. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. Fronteer will be operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with the Company earning the remaining 20% interest.  Once the $2 million has been expended, a Joint Venture will be formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non participation.  Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital.

Yukon Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont to focus on grass-roots exploration within a defined area in the Yukon. Expenditures for compilation and fieldwork were shared equally between the Company and Newmont.

6.

SHARE CAPITAL

Authorized:

     unlimited common shares without par value

Issued and fully paid common shares

	Number of Shares	Amount
January 31, 2003	12,334,621	$ 3,914,466
Issued for cash
Exercise of warrants, net of issue costs of $771	1,211,000	508,729
Exercise of share purchase options, net of issue costs of $70 and including transfer from contributed surplus on the exercise of vested options	20,000	17,430
Issued for mineral property interests, net of issue costs of $141	50,000	6,859

January 31, 2004	13,615,621	4,447,484
Issued for cash
Placement, net of issue costs of $235,103	2,986,907	2,424,097
Exercise of warrants, net of issue costs of $2,742	1,110,000	503,758
Exercise of share purchase options, net of issue costs of $3,245 and including transfer from contributed surplus on the exercise of vested options	100,000	74,165
Issued for Mineral Deposits Research Unit membership, net of issue costs of $122	7,692	9,878
Issued for mineral property interests, net of issue costs of $145	25,000	8,605

January 31, 2005	17,855,220	7,467,987
Issued for cash
Exercise of warrants, net of issue costs of $3,231	1,128,819	1,241,798
Exercise of share purchase options, net of issue costs of $235 and including transfer from contributed surplus on the exercise of vested options	600,000	360,005
Flow-through shares, net of issue costs of $29,277 and future income taxes of $182,500	415,500	288,223

January 31, 2006	19,999,539	$ 9,358,013

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,300,000 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date.

	January 31, 2006		January 31, 2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,645,000	$ 0.70	1,310,000	$ 0.54
Granted	150,000	1.23	465,000	1.10
Exercised	600,000	0.25	130,000	0.43
Outstanding at end of year	1,195,000	0.99	1,645,000	0.70
Options exercisable at end of year	1,130,000	1.00	1,515,000	0.67

	Options Outstanding		Options Exercisable
Expiry Date	Number of shares	Exercise price	Number of shares	Exercise price
02-Mar-06	50,000	$ 0.25	50,000	$ 0.25
15-Jan-08	75,000	0.60	75,000	0.60
26-Mar-06	60,000	0.95	60,000	0.95
18-Dec-08	455,000	0.95	455,000	0.95
18-Jun-09	150,000	0.96	112,500	0.96
09-Dec-09	255,000	1.21	227,500	1.21
22-Dec-10	150,000	1.23	150,000	1.23
	1,195,000		1,130,000

The weighted average grant-date fair value of share purchase options granted during the year ended January 31, 2006 was $1.06 per share (2005 - $0.83). The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using the Black-Scholes option pricing model using the following weighted average assumptions:

	January 31, 2006	January 31, 2005	January 31, 2004
Volatility	137%	110%	105%
Risk-free interest rate	3.84%	2.60%	2.75%
Expected life	5 years	4.6 years	4.6 years
Expected dividend yield	-	-	-

7.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and significant shareholders of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the year ended January 31, 2006, the Company paid Equity $206,763 (2005 - $431,996, 2004 - $260,926) for geological consulting services and $244,871 (2005 - $203,099, 2004 - $144,087) for providing general corporate and administrative services composed of $1,117 (2005 - $14,457, 2004 - $6,396) for insurance, $4,279 (2005 - $3,711, 2004 - $2,200) for investor services, $99,305 (2005 - $96,462, 2004 - $66,264) for management services, $5,810 (2005 - $12,026, 2004 - $5,702) for office services, $62,696 (2005 - $39,172, 2004 - $36,582) for rent and $71,663 (2005 - $37,270, 2004 - $26,943) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates.

Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 5). Equity’s share of the NPI is 40%. In addition, two of the directors and officers of the Company each own 20% of a different company which is entitled to 10% of the NPI.

8.

INCOME TAXES

The Company’s future income tax assets are:

	January 31
	2006	2005
Future income tax assets
Mineral property interests	$ 1,859,190	$ 1,821,881
Other assets	49,447	83,518
Tax loss carry-forwards	3,203,278	2,234,184
	5,111,915	4,139,583
Valuation allowance	(5,111,915)	(4,139,583)
Net future income tax assets	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Year ended January 31
	2006	2005	2004
Loss before income taxes	$ 2,006,106	$ 1,495,680	$ 901,405

Statutory tax rate	35.6%	37.6%	39.6%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 714,174	$ 562,376	$ 356,956

Add (deduct):
Non-deductible expenses	(32,663)	(14,834)	(10,572)
Tax effect of current period losses not recognized	(681,511)	(547,542)	(346,384)
Recovery of future income taxes arising from flow through share issue	182,500	-	-
Future income tax recovery	$ 182,500	$ -	$ -

At January 31, 2006, the Company has unrecognized non-capital losses for income tax purposes of approximately $3,203,278 that may be used to offset future taxable income. If unused, these losses will expire as follows:

2007	$ 260,195
2008	297,853
2009	322,057
2010	349,643
2011	412,759
2012	532,739
2013	1,028,032
$ 3,203,278

9.

FINANCIAL INSTRUMENTS

(a)

Fair value of financial instruments

The Company’s financial instruments include cash, accounts receivable and accounts payable, payable to related party and joint venture deposits. The carrying values of these instruments in these financial statements approximate their fair values. The fair value of the marketable securities is disclosed in Note 3.

(b)

Foreign exchange risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

(c)

Market risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these shares are thinly traded which could result in lower quoted market values.

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)

Flow-through shares

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.  This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders.  The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, the estimated future income tax arising from the renunciation of expenses to subscribers is recorded as a cost of issuing the shares.  The Company has determined that there is no difference in the reported liabilities and shareholders’ equity arising from this difference in accounting policies.

(b)

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(c)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Loss per Share

	2006	2005	2004

Weighted average number of shares outstanding under Canadian GAAP	18,656,974	17,231,840	13,383,727
Escrow shares	-	29,865	209,865
Weighted average number of shares outstanding under U.S. GAAP	18,656,974	17,201,975	13,173,862

Loss Per Share under U.S. GAAP	$0.10	$0.09	$0.07

11.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mining interests has been included in these financial statements.

12.

OPERATING SEGMENT INFORMATION

The Company operates in one industry segment only within three geographical areas, Alaska, Canada and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each operating segment for the fiscal years ending January 31:

	2006	2005	2004
Canada	$ 2,797,535	$ 2,618,968	$ 838,342
Alaska	25,818	105,115	79,572
Nevada	12,674	-	-
	$ 2,836,027	$ 2,724,083	$ 917,914

All other assets are held solely by the Canadian segment.

The following table shows the revenue attributable to each operating segment:

	2006	2005	2004
Canada	$ 275,376	$ 392,154	$ 208,128
Alaska	837	95,173	39,899
Nevada	136	-	-
	$ 276,349	$ 487,327	$ 248,027

Exploration expenditures on the Company’s mineral properties by geographical segments are shown in the Consolidated Statement of Exploration Expenditures.

13.

SUBSEQUENT EVENTS

On March 28, 2006, the Company announced that a private placement has been negotiated to raise $2.55 million. The private placement will consist of 1,500,000 units at a price of $1.70 per unit with each Unit consisting of one common share and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one  additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants will contain a provision whereby if, during the term of any unexercised Warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. The proceeds from the private placement financing will be used for continued exploration of the Company's mineral property interests, development of other projects and for general corporate purposes.

Subsequent to year-end, options to purchase 150,000 shares were exercised at prices ranging from $0.25 to $1.21. This increased the number of common shares issued and outstanding to 20,149,539 as of March 31, 2006.

 RIMFIRE MINERALS CORPORATION

 Management Discussion
and Analysis

Form 51-102F1

For the year ended

January 31, 2006

1.1

Date

The information in this form includes financial results for the year ending January 31, 2006 with other information current to April 30, 2006.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Nevada and Alaska.

British Columbia remained the focus of Rimfire’s exploration efforts in 2005, with six active projects in the province. While traditionally focused on northern British Columbia, Yukon Territory and Alaska, the Company diversified its geographic presence with the commencement of fieldwork and project acquisitions in Nevada under the terms of the Walker Lane agreement with Newmont.

Opportunities to strengthen Rimfire’s presence and bring new exploration projects into the project pipeline in traditional target areas were acted upon, with the Company acquiring large land positions in the Pogo area of Alaska, the Wernecke Mountains, Yukon Territory, with new partner Fronteer Development Group, and southern British Columbia with the Jake acquisition.

To capitalize on the strong relationship with partner Northgate Minerals, the Company embarked on an alliance with Northgate to jointly generate and explore precious metals exploration targets in Canada, potentially adding another level of diversification to the Company’s geographic spread.

Two additional technical staff were added to help administer these new projects and assist in generating new exploration targets. In support, Rimfire’s marketing activities have focused on messaging to existing and potential joint venture partners as well as the investing public.

2005 Exploration Overview

British Columbia

During 2005, three of the Company’s projects were drilled by joint venture or option partners; RDN, Thorn and Tide. There were a total of 19 holes drilled totaling 3,093 metres. In addition, groundwork and geophysical surveys were completed on the Tide and Kizmet projects. The Company conducted geophysical and prospecting-mapping programs at the wholly-owned Williams property and preliminary field examination of the Jake property. Subsequent to year-end, a trenching and geophysical survey was conducted on the Jake property.

Alaska

The commencement of mining by Teck Cominco/Sumitomo at the Pogo Gold Mine and a gold discovery by AngloGold Ashanti NA in the Goodpaster District led Rimfire to re-interpret data from previous programs and newly published government surveys to define new targets within the district. Subsequently, the Company staked claims covering 53,695 ha (132,680 acres). The Company expects to have secured a partner to conduct regional exploration on these claims in 2006. Subsequent to year end, an agreement was completed with AngloGold Ashanti (U.S.A.) Exploration Inc. to reacquire the Eagle and ER-Ogo-Fire properties subject to a net smelter royalty.

Nevada

During the first half of the year, the company identified potential targets for exploration and conducted limited field examinations under the Walker Lane Exploration Alliance with Newmont Capital Limited. A total of 136 claims were staked in the Poncho-Crow project area and the company is negotiating to acquire existing claims in the same area. The company expects to conduct surface programs and a drill program on the claims in 2006.

Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Fronteer, as project operator, staked additional claims under the agreement and will undertake exploration work in 2006.

Financial Overview for Fiscal Year Ended January 31, 2006

The Company completed one financing in 2005 consisting of 400,000 flow-through shares at $1.25. This provided $500,000 to be used for exploration at the Williams and Thorn properties within BC. The strategic advantage of this placement was to interest institutional investors in the Company.

Exploration expenditures were almost the same in the current year as they were in the previous fiscal year but the options proceeds, exploration tax credits and joint venture reimbursement were significantly less. This resulted in an overall increase in mineral property costs of approximately one-third from the previous year. The Company expanded the number of exploration projects and increased Company participation in existing projects. During 2006, the Company will be participating in an exploration alliance with Northgate Minerals which will maintain the current level of exploration expenditures.

General and administrative expenditures have increased slightly from the previous year for two reasons. Audit and legal costs have increased by 50%. Part of this is due to the increased work required to comply with new auditing regulations and part is due to increased corporate governance and oversight requiring knowledge of regulations and statutes. The second factor increasing administrative costs is the addition of two geologists to the staff part way through the year. This increases the Company’s ability to manage existing projects as well as to generate new project ideas and the resources to carry them out.

The Company’s working capital as of January 31, 2006 was $2,905,645, comprised primarily of term deposits and other forms of cash, compared to $2,844,579 at the end of the previous fiscal year. This is sufficient to complete the planned exploration initiatives for the current year without a requirement for additional financing.

1.3

Selected Annual Performance

The selected consolidated financial information set out below has been obtained from financial statements, which reflect the Company’s operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Company for the last three fiscal years ended January 31, 2006. These results have been restated in accordance with the Company’s use of the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

	2006 ($)	2005 ($)	2004 ($)
Revenues	76,572	72,989	24,401
Other Income (Option Proceeds & JV Management Fees)	199,777	414,338	223,626
Exploration & Development Expenses	1,265,615	1,090,613	356,812
General and Administrative Expenses	967,576	928,213	847,462
Net Income (Loss)	(1,823,606)	(1,495,680)	(901,405)
Per Share	(0.10)	(0.09)	(0.07)
Total assets	3,095,488	3,153,025	1,176,633
Long-Term Liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements and which include the following significant policies:

•

Marketable securities are recorded at acquisition cost and are written down to market value when declines in value are significant and other than temporary.

•

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties, which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

•

When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

•

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future tax benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

•

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

•

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the convertible notes payable and outstanding stock options, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “if converted” method is used for the assumed conversion of the convertible notes payable at the beginning of the year. In addition, the “treasury stock method” is used for the assumed proceeds upon the exercise of stock options that are used to purchase common shares at the average market price during the year. Common share equivalents have been excluded from the computation of diluted earnings per share for the periods presented as including them would have been anti-dilutive.

1.4

Results of Operations

For the year ended January 31, 2006, Rimfire incurred a net loss of $1,823,606 ($0.10 per share) compared to a net loss of $1,495,680 ($0.09 per share) in the previous year. Revenue declined by $15,848 as interest revenue remained steady but joint venture management fees decreased due to reduction in number of projects under management. Completion of earn-in on the Thorn property contributed to a decline in option proceeds from $358,630 for the year ended January 2005 to $163,500 for the current year.

The major increases in general and administrative expenses are for rent and salaries and support services. Rent during the year increased from $39,172 in 2004 to $63,832 in 2005 as office renovations were completed at the end of the first quarter allowing more office space for the use of Company staff. Salaries and support services increased from $163,503 in 2004 to $255,550 in 2005. This reflects the addition of two full–time staff members and additional support services provided by Equity Engineering Ltd.

Investor services expense has been split into two components to reflect the re-alignment of marketing strategies. Investor services expense includes only the costs required to maintain a public listing and to provide services to current shareholders. This includes listing fees and transfer agent costs. Marketing expense includes the costs to provide information to new and existing shareholders as well as trade show participation intended to raise the company’s profile in the marketplace. Prior results have been reclassified to conform to the new presentation. Total expenditures on both components are reduced in the current year. The change to a strategic marketing focus rather than trade show participation is primarily responsible for the changes in expenditures.

Accounting and legal costs are sharply increased for the current year. Part of this is based on increased audit procedures required to comply with changes in accounting and auditing standards. It is anticipated that there will be an increase of approximately 20% in the amount of time involved in the audit. The second factor is the number and complexity of property option and exploration agreements undertaken by the company during the year. Most of these costs are included in acquisition costs for the individual properties but some are corporate expenses related directly to setting up a new subsidiary to hold claims in Nevada.

Exploration expenditures, excluding those by joint-venture partners, totaled $1,116,172 ($1,105,733), and property acquisition costs totaled $202,167 ($217,385). These costs were offset by joint venture reimbursements totaling $33,988 ($145,641.) The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for 20% of eligible expenditures in that jurisdiction. For the fiscal year ended January 31, 2006, exploration tax credits are only $18,736 since the remainder of exploration expenditures were renounced to flow-through investors from the private placement completed during the second quarter.

Several factors come into play when comparing current fiscal year exploration expenditures to previous years. The first is the company’s decision to undertake geophysical and geochemical surveys on the Williams property. This program accounted for one-fifth of the company’s exploration expenditures. Another factor was the acquisition of new claims in the Goodpaster region of Alaska. Exploration work in Nevada for the Walker Lane Alliance project also increased total exploration expenditures for the current fiscal year. The final factor was completion of earn-in for the Thorn property requiring the Company to pay 49% of exploration expenditures. British Columbia expenditures were financed with a flow-through share placement which reduced mineral exploration tax credits which otherwise would have offset 20% of the expenditures.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

British Columbia

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 10,139 hectares, is currently optioned to Northgate Minerals Corporation. The RDN property has had a protracted history of exploration; beginning in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphide in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit. Late in the year, the company acquired the LL property which surrounds the north end of the RDN property.

In the 2005 program, six drill holes were completed for a total of 1,470 metres in two target areas: Blind Fault and Arctic Grid. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit. Three holes in the Blind Fault area targeted a 300 x 50 metre zone of vein and disseminated silver-lead-zinc mineralization in volcanic and sedimentary rocks where native silver was discovered in 2004. Continuous surface channel sampling in 2005 returned 24.7 metres averaging 24.9 g/t silver. Hole RDN05-42 intersected three silver-bearing intervals. Based on the geological similarities to Eskay observed on surface and in drill holes, Northgate has expressed its intent to continue exploring the property for gold-silver rich massive sulphide deposits in 2006. The 2006 program, budgeted at $1 million, will consist of airborne geophysical surveys, groundwork and drilling at the Arctic Grid.

The work program was conducted by Equity Engineering Ltd. under the direction of Murray Jones, P.Geo. ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock samples. A technical report has been filed on SEDAR.

Thorn

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, covering 15,583 hectares, is a joint venture with Cangold Limited who has acquired a 51% interest in the property. The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite-phyric diorite of the Late Cretaceous (ca. 91 Ma) Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks. These high-sulphidation silver-gold-copper-bearing veins represent the prime exploration targets on the Thorn property. Lesser focus will be placed on the Oban Zone, although potential for additional breccia pipes should be considered.

The main aspects of the 2005 exploration program included 17.4 line-kilometres of IP geophysical surveying and 655.8 metres of drilling in five holes. The 2005 IP helped to further outline and define the Talisker Zone, and located two new anomalies further north: the Balvenie and Cutty Sark Zones. Geological mapping and rock sampling during 2005 focused on the margins of the Thorn Stock and the overlying Windy Table Formation volcanic units as recent age dating of these rocks revealed that they may be affected by mineralizing events at the Thorn.

Two holes were drilled at the Talisker Zone, which has now been extended over a strike length of at least 200 metres with intercepts in both 2005 step out holes including 4.2 metres of 4.44 g/t gold, 407.9 g/t silver and 2.95 % copper in THN05-37. Two holes, which tested the new IP target at the Cutty Sark anomaly, intersected the first occurrences of lithologically controlled alteration on the property. One hole tested the far eastern extent of the Balvenie Zone, another vein system parallel to the Talisker Zone.

The drilling and sampling programs were conducted under the direction of Robert Brown, P.Geo. ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock, soil and silt samples. A technical report has been filed on SEDAR.

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,960 hectares, is currently optioned to Serengeti Resources Inc. The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives,

The primary focus of the 2005 drilling was to follow up the 2004 drilling discovery of gold mineralization at the 36 Zone. Eight holes totaling 967 metres were drilled, four targeting the 36 Zone and four targeting the 52 Zone. The holes in the 36 Zone had mineralized intervals which extended the zone to the northeast, southwest and in depth. Infill soil geochemical sampling between the 36 Zone and the South Pit soil anomalies to the south showed that the two anomalies are continuous as defined by gold values in excess of 500 ppb (0.5 g/t) gold. This gold-arsenic+/-antimony anomaly is now approximately 500 metres by 2100 metres in size, with diamond drilling having tested an area of 170 by 350 metres. Favourable results from preliminary metallurgical studies show that this mineralization is amenable to leaching, with gold recoveries averaging 73-81%. Prospecting and trenching were completed at the 52 Zone. The diamond drilling, combined with the surface results, has shown mineralization in this zone to be highly variable in nature.

The drilling and sampling programs were conducted under the direction of Henry Awmack, P.Eng. ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report has been filed on SEDAR.

Williams

The Williams Property, covering 10,727 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. Drilling by Cominco and Du Pont in 1983 and 1984 intersected six separate two-metre intercepts grading greater than 15 g/tonne gold. A single 2003 drill hole (WG03-10) oriented to better intersect this structural corridor intersected four separate vein zones. The GIC prospect, located three kilometres to the north, is a previously unrecognized porphyry gold-copper target consisting of a poorly explained 0.7 km2 gold-copper soil geochemical anomaly centred on a prominent gossan.

The 2005 exploration program focused on the GIC prospect. Mapping, prospecting, and soil sampling followed by geophysical surveys outlined a compelling new copper-gold porphyry target. Induced Polarization (IP) surveys at the GIC prospect identified a strong 600 by 1800 metre chargeability high anomaly coincident with and adjacent to known gold and copper mineralization. A 500 x 1,400 metre, east-west trending copper soil geochemical anomaly, enclosing two discrete 300 x 500-750 metre gold soil anomalies lies to the north, partially overlapping the northern edge of the GIC chargeability anomaly. The rest of the geophysical anomaly is masked by glacial till except for an isolated outcrop where a chip sample returned 0.22 % copper and 0.22 g/tonne gold over 3.73 metres. Several gossans lie within the soil anomaly.

The sampling programs were conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng. ALS Chemex Labs Ltd. of North Vancouver analyzed the samples. A technical report has been filed on SEDAR.

Kizmet Project

The Kizmet Project, formerly called the Sutlahine, is a joint venture with Barrick Gold Corporation. Rimfire staked the SUTL and LJ claims to the northwest of the Thorn property, based on favourable regional geochemical stream sediment survey data and similar geology to that of the Thorn property. The Company contributed claims totalling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares.

Barrick conducted a prospecting, mapping and stream sediment sampling program that identified several anomalous areas that will require more detailed work. A technical report has not been filed on the Kizmet Project.

Jake Property

The Jake Property, covering 36,033 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for US$2 million. The Company will make cash payments totalling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The surrounding claims were staked to cover geology prospective for high grade intrusion related gold mineralization. In March 2006, the Company undertook an initial ground magnetics and VLF electromagnetics survey to identify targets for additional exploration later in the year. Mechanical trenching was conducted at the original discovery exposing six veins over the length of the 74 metre trench. The results of this survey have not yet been compiled.

Expenditures by the Company on the British Columbia properties during the fiscal year ended January 31, 2006 were:

	Jake	Kizmet	RDN	Thorn	Tide	Williams
Acquisition costs	$14,256	$ 7,806	$ 31,342	$ 15,665	$ -	$ 5,000

Exploration costs
Aircraft and helicopter	-	840	-	109,121	-	46,761
Camp	285	762	287	30,961	326	15,062
Chemical analysis	440	-	-	11,594	-	5,969
Drafting	-	200	-	3,063	50	2,625
Drilling & trenching	-	-	-	49,763	-	-
Equipment rentals	45	462	150	1,042	61	6,040
Freight	-	-	-	8,964	-	2,220
Geological & engineering	5,922	5,254	5,091	96,111	7,684	46,099
Geophysical surveying	-	-	-	28,044	-	40,878
Maps and reproductions	406	98	8	1,491	602	2,144
Materials	-	-	-	13,985	-	4,886
Project management	48	27	8	52,845	78	18,321
Recording and filing	14,473	2,007	70	3,462	-	16,294
Travel	183	1,962	146	7,257	112	1,544
	21,802	11,612	5,760	417,703	8,913	208,843

Exploration tax credits	(263)	(717)	(106)	(2889)	(997)	(13,762)
Joint venture payments	-	(560)	(18,042)	(5,465)	(364)	-
	21,539	10,335	(12,388)	409,349	7,552	195,081

Option proceeds	-	(75,000)	(40,000)	-	(48,500)	-

Cumulative Net Expenditures
Beginning of Year	-	185,321	800,676	665,276	(59,978)	190,955
Property write-down or abandonment	-	-	-	-	(1,719)	-
End of Year	$ 35,795	$ 128,462	$ 779,630	$ 1,090,290	$(102,645)	$ 391,036

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of six claim groups totaling 74,000 ha (182,800 acres). The ER-Ogo-Fire and Eagle claim groups were optioned to AngloGold (U.S.A) Exploration Inc. Effective December 31, 2005, an agreement was negotiated to re-acquire 100% interest in the claims subject to a 2% NSR. The Bou, Hawk, Swede and California-Surf groups are wholly owned by Rimfire Alaska, Ltd. Two distinct, but related, target types have emerged on these properties: (1) high-grade, structurally-related gold-quartz veins, and; (2) lower-grade bulk tonnage sheeted vein systems. Each of the claim groups has demonstrated multi-element silt and soil geochemical anomalies and/or gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties.

Late in the year, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, the company staked 842 claims covering 53,695 ha (132,680 acres). The Company expects to conduct regional exploration on these claims in 2006 on its own behalf or under an option or joint venture agreement if a partner is secured.

A technical report for the Alaska properties has been filed on SEDAR. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Walker Lane

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map.

During the first half of the year, the company identified potential targets for exploration and conducted limited field examinations. During the third quarter, 65 claims (526 ha, 1300 acres) were staked in one project area. Subsequent to year end an additional 71 (568 ha, 1404 acres) claims were staked adjoining the original group. The Company is negotiating with a third party for additional claims in the area. This acquisition is expected to be completed after the date of this report. No detailed property work on the Walker Lane projects has been completed; however, the company expects to conduct surface programs and a drill program on the claims in 2006. A technical report has not been filed. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Expenditures by the Company during the fiscal year ended January 31, 2006 (all amounts in Canadian Dollars) were:

	Alaska	Walker Lane
Acquisition costs	$ 104,692	$13,323

Exploration costs
Aircraft and helicopter	13,097	-
Camp	1,424	21,268
Chemical analysis	-	19,922
Drafting	2,994	555
Drilling & trenching	-	-
Equipment rentals	-	7,406
Freight	-	166
Geological and engineering	18,809	92,422
Geophysical surveying	-	-
Maps and reproductions	1,852	5,057
Materials	2,576	2,684
Project management	569	282
Recording and filing	153,465	16,144
Travel	-	16,041
	194,786	181,947

Exploration tax credits	-	-
Joint venture payments	-	-
	194,786	181,947

Option proceeds	-	-

Cumulative Net Expenditures
Beginning of Year	23,621	28,644
End of Year	$ 323,099	$ 223,914

Yukon Territory

Wernecke Breccias

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer has staked additional claims under the agreement. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors.

Fronteer will be operator for the project and will undertake exploration work in 2006.

Other Properties

The Company’s other mineral property interests are:

•

The Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. The Company owns 100% of these claims.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

The Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

The Yukon Targeted Exploration Initiative was a joint venture with Newmont Canada Limited focused on grass-roots exploration within a defined area. Costs incurred during 2005 were shared equally between the two companies. No claims have been staked within this defined area.

The following table shows the detailed expenditures for the Company’s other properties during the fiscal year.

	Adam	Fer	Wernecke	Yukon Targeted	Other
Acquisition costs	$ -	$ -	$ 9,091	$ -	$ 992

Exploration costs
Aircraft and helicopter	-	-	-	-	1,661
Camp	-	133	83	1,637	294
Chemical analysis	-	-	-	-	826
Drafting	-	-	-	2,100	350
Drilling & trenching	-	-	-	-	-
Equipment rentals	-	-	-	-	535
Freight	-	-	-	-	-
Geological & engineering	2,358	-	381	7,068	32,744
Geophysical surveying	-	-	-	-	-
Maps and reproductions	8	-	64	1,281	410
Materials	-	-	-	213	2
Project management	-	-	-	986	288
Recording and filing	-	10,500	-	-	-
Travel	-	-	-	-	884
	2,366	10,633	528	13,285	37,994

Exploration tax credits	(2)	-	-	-	-
Reclamation obligation	-	-	-	-	-
Joint venture payments	-	(7,306)	-	(1,140)	(1,111)
	2,364	3,327	528	12,145	36,883

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Year	60,336	100,802	-	185,450	83,004
Property write-down or abandonment	-	-	-	(197,595)	(69,696)
End of Year	$62,700	$104,129	$9,619	$ -	$ 51,183

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

At present, the Corporation does not intend to undertake any exploration at its own expense on the RDN, Tide, Adam, or Yukon Properties for the 2006 fiscal year. Option agreements in place require other corporations to complete exploration programs on some of these properties.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

Cangold is the operator for the Thorn property and the Company will have the option to contribute 49% of the expenditures for the project or face dilution of the Company’s interest at the rate of 1% reduction for each $50,000 of the proportionate share of the program in which the company does not participate.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Other Revenue $	Income (loss) $	Income (loss) per share $
January 31, 2006	124,943	29,773	(515,970)	(0.03)
October 31, 2005	18,353	18,778	(513,695)	(0.03)
July 31, 2005	15,891	13,265	(567,371)	(0.03)
April 30, 2005	40,590	14,756	(226,570)	(0.01)
January 31, 2005	89,691	17,765	(680,298)	(0.04)
October 31, 2004	184,254	39,468	(307,839)	(0.02)
July 31, 2004	54,516	12,942	(299,310)	(0.03)
April 30, 2004	85,877	2,814	(208,233)	(0.01)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards.

1.6

Liquidity

The Company’s working capital as of January 31, 2006 was $2,905,645, comprised primarily of term deposits and other forms of cash, compared to $2,844,579 at the previous fiscal year end. The Company expects that current working capital will be sufficient for the 2006 and 2007 fiscal years.

The Company’s issued and outstanding shares stood at 19,999,539 at January 31, 2006. The placements completed during the second quarter and exercise of share purchase warrants represents most of the increase from the 17,855,220 common shares that were issued and outstanding at the previous fiscal year-end. During the year, 150,000 employee stock options were granted and 600,000 options were exercised. 980,000 previously granted director and employee options exercisable before December 2009 remain outstanding. If all remaining options are exercised, a maximum of $1,114,525 will be added to Rimfire’s treasury, and shares outstanding will total 21,129,539.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Walker Lane Alliance where total expenditures shown below are required by the agreement. If management chooses to continue with exploration, the following schedule of payments will be required in the next year:

Property	Amount	Date of payment
Adam	Nil
Alaska properties	Project exploration $105,500 USD (approximately $124,500 CAD) Claim rental - $91,180 USD (approximately $107,600 CAD) Assessment & filing - $3,347 USD (approximately $3,850 CAD)	August 31, 2006 November 30, 2006 November 30, 2006
Fer	51% of cash in lieu and filing $5,355	June 10, 2006
Jake	Cash payment of $20,000 USD (approximately $22,878 CAD) Exploration totalling $100,000 CAD	October 29, 2006 October 29, 2007
Kizmet	Nil

Northgate Alliance	50% of compilation and exploration to a maximum of $150,000	July 31, 2006
RDN	Nil
Thorn	Nil
Tide	Nil
Walker Lane	Claim rental fee $17,000 USD (approximately $20,800 CAD) Project exploration totalling $300,000 USD (approximately $376,750 CAD)	August 31, 2006 December 31, 2006
Wernecke Breccias	Nil
Williams	Advance royalty payment - $5,000	December 15, 2006

 All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the fiscal year ended January 31, 2006, the company paid Equity $206,763 (2005 - $431,996) for geological consulting services, excluding costs paid by joint venture partners, and $244,871 (2005 - $203,098) for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $1,117 – insurance (2005 - $14,457) $4,279 - investor services (2005 - $3,711); $99,305- management services (2005 - $96,462); $5,810 – office (2005 - $12,026); $62,696 – rent (2005 - $39,172); and $71,663 - support services (2005 - $37,270). Increases in rent reflects the additional office space occupied by the company’s employees while the cost of support services reflects additional administrative support as well as increased salaries for support personnel. The company now purchases general liability and property insurance independently from Equity Engineering Ltd, so this amount is no longer paid to a related company.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

Equity Engineering Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers each own 20% of a different company which is entitled to 10% of the NPI.

1.10

Fourth Quarter

The Company has an incentive stock option plan for directors and employees. During the fourth quarter, the directors authorized the granting of most of the remaining stock options available under the plan. Since the company has adopted a policy of accounting for share-based compensation at fair market value, this resulted in a significant increase in expense for the fourth quarter. Addition of two full-time geologists also increased the costs for salaries and support.

Exploration expenses during the fourth quarter were lower than in the previous year because field work, specifically drilling, was carried out in early to mid-November 2004. However, acquisition expenditures were higher in the current year than they were in the previous year because the Company staked a large block of claims in Alaska and finalized several exploration agreements during the fourth quarter.

Reclamation obligations for each property with substantial exploration programs under the direction of the Company were re-evaluated to determine if allowances which had been previously estimated were still valid. The only changes in the amount of the estimate were related to use of current interest rates for the discount rate. This did not result in a significant change to the estimates. When the reclamation activities are completed, this liability will be reduced by the actual costs incurred with any variance reported as reclamation obligation expense in that period. Several properties do not have reclamation obligations accrued as yet since no exploration work has been undertaken.

1.11

Proposed Transactions

On March 28, 2006 the Company announced that a private placement has been negotiated to raise $2.55 million. The private placement will consist of 1,500,000 units at a price of $1.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants will contain a provision whereby if, during the term of any unexercised Warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. The proceeds from the private placement financing will be used for continued exploration of the Company's properties, development of other projects and for general corporate purposes. This financing closed on April 13, 2006 with gross proceeds of $2,550,000. Share issue costs will be approximately $162,000. Common shares issued and outstanding has been increased to 21,721,539. There were 1,572,000 share purchase warrants issued. 140,000 Broker’s warrants at an exercise price of $1.70 were issued in conjunction with the placement. The expiry date for all warrants is April 13, 2008.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

Flow-through shares transfer the tax benefits of Canadian exploration expenditures from the Company to the individual investor. As a result, the Company may be liable for future income taxes. Accounting recommendations of the Canadian Institute of Chartered Accountants require that the cost of future income taxes related to the resulting temporary difference is recorded as a cost of issuing the securities to the investors on the date when the forms renouncing the expenditures are filed. This policy came into effect for all shares issued after March 19, 2004. The company issued flow-through shares in June 2005 and renounced the expenditures in January 2006; therefore this policy was implemented for the fiscal year ended January 31, 2006.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 5 in the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 6 of the financial statements for details of share issues prior to January 31, 2006. Subsequent to year-end, 150,000 share purchase options were exercised at prices of $0.25 to $1.21. 1,572,000 shares were issued pursuant to the private placement. This increased the number of common shares issued and outstanding to 21,721,539 as of April 30, 2006.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: May 5, 2006	By: “David A. Caulfield”

David A. Caulfield, President